Exhibit 21.01

ORACLE CORPORATION

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation
Oracle America, Inc.	Delaware
Oracle International Corporation	California
Oracle Global Holdings, Inc.	Delaware
Oracle Japan Holding, Inc.	Delaware
Oracle EMEA Holdings	Ireland
Oracle Technology Company	Ireland